March 9, 2026

Edward Pick
Chief Executive Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

       Re: Morgan Stanley
           1585 Broadway
           New York, NY 10036
Dear Edward Pick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Christopher Schell